EXHIBIT 99.1

February 17, 2010

XTO Energy Inc.

810 Houston Street, Suite 2000

Fort Worth, TX 76102

Re:	Underlying Properties (100%)
Relating to the Cross Timbers Royalty Trust
As of December 31, 2009 – SEC Pricing Case

Gentlemen:

At your request, Miller and Lents, Ltd. (MLL) estimated the proved reserves and future net revenues as of December 31, 2009, attributable to the XTO Energy Inc. (XTO) interest in certain oil and gas properties prior to inclusion in the Cross Timbers Royalty Trust, i.e., Underlying Properties (100%). The properties consist of approximately 2,970 leases and 15,278 wells and are located in New Mexico, Oklahoma, and Texas.

MLL performed evaluations, which are designated as the SEC Pricing Case, using price and expense premises specified by XTO and described in detail on Attachment 1. The aggregate results of MLL’s evaluations are as follows:

	Net Reserves		Future Net Revenues
Reserves Category	Oil and Condensate, MBbls.	Gas, MMcf	Undiscounted, M$	Discounted at 10% per Year, M$
Working Interest Properties
Proved Developed Producing	1,633.7	702.6	24,657.9	15,073.2

Subtotal	1,633.7	702.6	24,657.9	15,073.2

Royalty Interest Properties
Proved Developed Producing	558.5	28,262.3	135,529.4	66,307.1

Subtotal	558.5	28,262.3	135,529.4	66,307.1

Total Working and Royalty Interest Properties
Proved Developed Producing	2,192.1	28,964.9	160,187.3	81,380.3

TOTAL PROVED	2,192.1	28,964.9	160,187.3	81,380.3

XTO Energy Inc.	February 17, 2010

Proved reserves and future net revenues were estimated in accordance with the provisions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). The Securities and Exchange Commission definition of proved reserves is shown on Attachment 2. Gas volumes for each property are stated at the pressure and temperature bases appropriate for the sales contract or state regulatory authority. Therefore, some of the aggregated totals may be stated at a mixed pressure base. No provisions for the possible consequences, if any, of product sales imbalances were included in MLL’s projections since we received no relevant data. Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves. In MLL’s projections, future costs of abandoning facilities and wells were assumed to be offset by salvage values. Estimated costs, if any, for restoration of producing properties to satisfy environmental standards are beyond the scope of this assignment.

Following Attachment 2 is a list of exhibits that include annual projections of future production and net revenues for each reserves category, interest type, and state. Also included in the exhibits are one-line summaries showing the proved reserves and future net revenues for each property in the total royalty trust, in the working interest category, in the royalty interest category, and in each state. Projections of individual property future production and net revenues are included in separate volumes to this report. These exhibits and volumes should not be relied upon independently of this narrative.

The proved developed producing reserves and production forecasts were estimated by production decline extrapolations, water-oil ratio trends, P/Z declines, or in a few cases, by volumetric calculations. For some properties with insufficient performance history to establish trends, MLL estimated future production by analogy with other properties with similar characteristics. The past performance trends of many properties were influenced by production curtailments, workovers, waterfloods, and/or infill drilling. Actual future production may require that MLL’s estimated trends be significantly altered. Reserves estimates from volumetric calculations and from analogies are often less certain than reserves estimates based on well performance obtained over a period during which a substantial portion of the reserves was produced.

The data employed in MLL’s estimations of proved reserves and future net revenues were provided by XTO. The current expenses for each lease were obtained from operating statements provided by XTO except for certain leases where XTO deducted items considered by XTO to be nonrecurring expenditures. No overhead was included for those properties operated by XTO. For some properties, such as large waterfloods, XTO assumed a decline in operating costs due to depleting production that was derived by forecasting a decrease in the property well count. None of the data provided to MLL by XTO, including, but not limited to, graphical representations and tabulations of past production performance, well tests and pressures, ownership interests, prices, and operating costs, were verified by MLL as such was not within the scope of our assignment.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect MLL’s informed judgments based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information. Government policies and market conditions different from those employed in this

XTO Energy Inc.	February 17, 2010

study may cause the total quantity of oil or gas to be recovered, actual production rates, prices received, or operating and capital costs to vary from those presented in this report.

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in XTO Energy Inc. or any related company. MLL’s compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity. Preparation of this report was supervised by an officer of Miller and Lents, Ltd., who is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 25 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

MLL’s work papers and data are in our files and available for review upon request. If you have any questions regarding the above, or if we can be of further assistance, please call.

Yours very truly,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By	/s/ JAMES C. PEARSON
James C. Pearson, P.E.
Chairman

JCP/slc

February 17, 2010

Attachment 1

12/31/09

Cross Timbers Royalty Trust (100%)

SEC PRICING CASE

A.	Oil Price	Average price during the 12-month period prior to 12/31/09 determined as the arithmetical average of the first-day-of-the-month price for each month during the year 2009. The average price was held constant through the life of the property.

B.	Gas/NGL Price	Average price during the 12-month period prior to 12/31/09 determined as the arithmetical average of the first-day-of-the-month price for each month during the year 2009. The average price was held constant through the life of the property.

C.	Operating Costs	Current expenses held constant through the life of the property. For some properties, expenses included a variable component that was a constant cost per unit of gas production and a fixed component that was a constant cost per well completion.

D.	Discount Rate	10% per year.

Attachment 2

Reserves Definitions In Accordance With

Securities and Exchange Commission Regulation S-X

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

1.	The area of the reservoir considered as proved includes:

a.	The area identified by drilling and limited by fluid contacts, if any, and

b.	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

2.	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

3.	Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

4.	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

a.	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

b.	The project has been approved for development by all necessary parties and entities, including governmental entities.

Attachment 2

5.	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

1.	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

2.	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

1.	Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

2.	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

3.	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined below, or by other evidence using reliable technology establishing reasonable certainty.

Analogous Reservoir

Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

1.	Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

2.	Same environment of deposition;

3.	Similar geological structure; and

4.	Same drive mechanism.

Reservoir properties must, in aggregate, be no more favorable in the analog than in the reservoir of interest.